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                          Independent Auditors' Consent
                          -----------------------------


The Board of Directors
Genesis Health Ventures, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-100800) on Form S-8 of Genesis Health Ventures, Inc., of our report dated June 12, 2003, with respect to the statement of net assets available for benefits of the Genesis Health Ventures, Inc. 401(k) Plan for Collective Bargaining Unit Employees as of December 31, 2002 and the related statement of changes in net assets available for benefits for the period from July 1, 2002 (inception of plan) to December 31, 2002, and the related schedule, which report appears in the December 31, 2002 Annual Report on Form 11-K of the Plan.




Philadelphia, Pennsylvania
June 30, 2003